MOL Plc.
Finance

RECEIVED

2006 DEC 19 A 6:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

4th December, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

06019374

Attention: **Special Counsel**
Office of International Corporate Finance

Nyrt.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Enclosure

12/19

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

INVESTOR NEWS

4 December 2006

MOL submitted a binding bid for 100% stake in a Russian oil asset

MOL Hungarian Oil and Gas Public Limited Company submitted a binding bid on December 1, 2006 for the purchase of 100% stake in an oil producing asset in one of the main oil regions of Russia with good pipeline connections. The asset has over 60 million barrels of proven and probable reserves in accordance to the reserve audit provided by one of the leading petroleum engineering firms.

The present level of production is 1 800 bbl/day, which has significant growth potential according to the field development plans of MOL.

If successful, the purchase of this asset would be an excellent fit to MOL's previously announced strategy, which is focused on acquisition of further exploration and production projects in Russia.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043